EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

9 March 2023

NOVONIX to Participate in the 35th Annual Roth Conference

NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that it will be participating in the 35th Annual Roth Conference in Dana Point, California.

At the conference on March 13 and March 14, management will hold one-on-one meetings with institutional investors.

To schedule a meeting, please contact your Roth representative or reach out to ir@novonixgroup.com. NOVONIX presentation material will be available the day of the event on the investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the Electric Vehicle and Energy Storage Solutions battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn, and Twitter.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori McLeod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA